Exhibit 99.2
Satyam Computer Services Limited
Regd. office: I Floor, Mayfair Centre, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Highlights for Q4 and FY 2008
Business Outlook
1.	For fiscal 2009, under US GAAP, revenue is expected to be between US$2.65 bn and US$2.69 bn, implying a growth rate of 24.0% to 26.0% over fiscal 2008. Basic earning per ADS for fiscal 2009 is expected to be between US$1.44 and US$1.47, implying a growth rate of 15.2% — 17.6 % over fiscal 2008.

2.	Corresponding revenue under Indian GAAP consolidated is expected to be between Rs 10,500 crore and Rs 10,670 crore, implying a growth rate of 23.9 % and 25.9 % over fiscal 2008. EPS for the full year is expected to be between Rs. 29.54 to Rs. 30.04, implying a growth rate of 17 % to 19%.

3.	For Q1 FY 2009, under US GAAP, revenue is expected to be between US$631.7 mn and US$634.8 mn, implying a growth rate of 3 % to 3.5%. Basic earning per ADS for the quarter is expected to be US$0.38, implying a growth rate of 11.8%.

4.	For Q1 FY 2009, under Indian GAAP consolidated, corresponding revenue is expected to be between Rs 2,500 crore and Rs 2,512.5 crore, implying a growth rate of 3.5 % and 4.0%; EPS for the quarter is expected to be between Rs. 7.64 to 7.68, implying a growth rate of 9.7% to 10.2%.
Consolidated Indian GAAP Highlights
The highlights of the results under Indian GAAP Consolidated basis are:
Q4 FY08:
1.	Revenue was Rs. 2,416.02 crore; a YoY increase of 35.8% and a sequential increase of 10.0%

2.	Net Profit after Tax was Rs. 466.85 crore; a YoY increase of 18.6% and a sequential increase of 7.7%

3.	EPS for Q4 was Rs. 6.97; a YoY increase of 16.6% and a sequential increase of 7.6%.

4.	EBITDA margin for the quarter was 22.79%
FY 2008:
1.	Revenue was Rs. 8,473.49 crore; a growth of 30.7% over fiscal 2007

2.	Net profit after tax was Rs. 1,687.89 crore; a growth of 20.2% over fiscal 2007

3.	EPS at Rs. 25.24 grew by 17.7% over FY 2007

4.	EBITDA margin for the year was 21.65%.
US GAAP Highlights
The highlights of the results under US GAAP are:
Q4 FY08:
1.	Revenue was US$613 mn; up 49.1 % YoY and 9.0% sequentially.

2.	Net Income was $112 mn; YoY increase of 30.1% and a sequential increase of 2.4%.

3.	Basic earning per ADS for the quarter was US$0.34; increase of 30.8% YoY and up 3.03% sequentially.

4.	Operating margins (EBIT) for the quarter was 19.8%.
FY 2008:
1.	Revenue was US$2,138 mn; a growth of 46.3%.

2.	Net Income was US$417 mn; a growth of 39.7%.

3.	Basic earning per ADS for fiscal 2008 was US$1.25; an increase of 37.4% over fiscal 2007.

4.	Operating margins (EBIT) for the year was at 19.12%.
Others
1.	Satyam is among First Indian Companies to publish IFRS-Audited financials

2.	The parent company ended the quarter with 45,969 associates, an addition of 1,122 associates including 679 trainees for Q4 08. The number of associates including the subsidiaries and joint ventures stood at 51,127.

3.	Attrition on a trailing twelve months basis fell to 13.09% from 13.11% in Q3. Annualized quarterly attrition for Q4 stood at 11.48.

4.	32 customers including 4 Fortune 500 customers added.

Consolidated financial results as per Indian GAAP

				Growth		Growth
				over		over			Growth
		Quarter ended		quarter	Quarter ended	quarter	Year ended		over year
		March 31,		ended	December 31,	ended	March 31,		ended
		(unaudited)		March 31,	(unaudited)	December	(audited)		March 31,
		2008	2007	2007	2007	31, 2007	2008	2007	2007
Sl. No.	Particulars	Rs. in crores		%	Rs. in crores	%	Rs. in crores		%
1	Income from services
	— Exports	2,350.55	1,701.01	38.19	2,128.16	10.45	8,220.84	6,188.12	32.85
	— Domestic	65.47	78.14	(16.21)	67.40	(2.86)	252.65	296.96	(14.92)
	Total	2,416.02	1,779.15	35.80	2,195.56	10.04	8,473.49	6,485.08	30.66
2	Other income	22.97	70.40	(67.37)	70.49	(67.41)	267.20	183.28	45.79
3	Total income	2,438.99	1,849.55	31.87	2,266.05	7.63	8,740.69	6,668.36	31.08
4	Personnel expenses	1,469.93	1,076.26	36.58	1,380.64	6.47	5,259.50	3,857.93	36.33
5	Cost of software and hardware sold	0.71	0.50	42.00	0.68	4.41	2.32	2.27	2.20
6	Operating and administration expenses	394.73	292.17	35.10	343.05	15.06	1,376.84	1,087.17	26.64
7	Total expenditure	1,865.37	1,368.93	36.26	1,724.37	8.18	6,638.66	4,947.37	34.19
8	Profit before interest, depreciation/amortization and taxation (PBIDT)	573.62	480.62	19.35	541.68	5.90	2102.03	1,720.99	22.14
9	PBIDT margin	23.52%	25.99%		23.90%		24.05%	25.81%
10	Operating Profit (PBIDT without other income)	550.65	410.22	34.23	471.19	16.86	1,834.83	1,537.71	19.32
11	Operating profit margin	22.79%	23.06%	—	21.46%	—	21.65%	23.71%	—
12	Financial expenses	4.57	7.42	(38.41)	8.12	(43.72)	20.19	15.92	26.82
13	Depreciation/amortization	43.53	35.39	23.00	42.31	2.88	163.59	148.44	10.21
14	Profit before taxation [8-(12+13)]	525.52	437.81	20.03	491.25	6.98	1,918.25	1,556.63	23.23
15	Provision for taxation	58.67	44.23	32.65	57.62	1.82	230.36	152.01	51.54
16	Profit after taxation before minority interest	466.85	393.58	18.62	433.63	7.66	1,687.89	1,404.62	20.17
17	Minority interest	—	—	—	—	—	—	0.12	—
18	Profit after taxation and minority interest	466.85	393.58	18.62	433.63	7.66	1,687.89	1,404.74	20.16
19	PAT to total income	19.14%	21.28%	—	19.14%	—	19.31%	21.07%	—
20	Paid-up equity share capital (par value of Rs.2 per share)	134.10	133.44	—	133.91	—	134.10	133.44	—
21	Reserves excluding revaluation reserves	7,103.27	5,565.81	—	6,803.58	—	7,103.27	5,565.81	—
22	Preference shares of Rs. 10 each issued by subsidiary company	—	45.50	—	—	—	—	45.50	—
23	EPS — basic (Rs.) (on par value of Rs. 2 per share)	6.97	5.98	16.55	6.48	7.56	25.24	21.45	17.67
24	EPS — diluted (Rs.) (on par value of Rs. 2 per share)	6.82	5.83	16.98	6.33	7.74	24.71	20.98	17.78
25	Public Shareholding
	— Number of Shares	481,399,477	478,313,191	—	480,492,732	—	481,399,477	478,313,191	—
	— Percentage of shareholding	71.80	71.69	—	71.76	—	71.80	71.69	—

Notes:
1.	The above results have been approved by the Board of directors at its meeting held today.

2.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on consolidated financial statements notified under Sec.211 (3C) of the Companies Act 1956. All significant intra-group balances and intra-group transactions and resulting unrealized profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

3.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries — Satyam BPO Ltd (formerly known as Nipuna Services Ltd.), Satyam Technologies Inc., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Computer Services (Nanjing) Co. Ltd., Citisoft Plc and its subsidiary, Knowledge Dynamics Pte and its subsidiaries, Satyam Computer Services (Egypt) S.A.E, and Nitor Global Solutions Ltd. The results also include the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.

4.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

For and on behalf of the Board of directors

Place: Hyderabad	B. Rama Raju
Date: April 21, 2008	Managing Director
Consolidated financial results as per International Financial Reporting Standards (IFRS)

		Year ended March 31,		Growth over
		(audited)		year ended
		2008	2007	March 31, 2007
Sl. No.	Particulars	US$ million		%
1	Revenue	2,138.1	1,461.4	46.30
2	Gross profit	780.8	523.0	49.29
3	Operating profit	413.8	294.6	40.46
4	Finance income, net	60.4	33.7	79.23
5	Profit before income tax	474.3	329.4	43.99
6	Profit for the year	421.8	298.5	41.31
7	EPADS — Basic (US$)	1.27	0.91	39.56
8	EPADS — Diluted (US$)	1.24	0.90	37.78
Notes:
1.	The above results have been approved by the Board of directors at its meeting held today.

2.	These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. These consolidated financial statements being the first IFRS financial statements, are covered by IFRS 1, First—time Adoption of International Financial Reporting Standards. These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at March 31, 2008. In preparing these consolidated financial statements in accordance with IFRS 1 Satyam has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

3.	The results of business entities, which have been consolidated, with the results of Satyam include direct subsidiaries — Satyam BPO Ltd (formerly known as Nipuna Services Ltd.), Satyam Technologies Inc., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Computer Services (Nanjing) Co. Ltd., Citisoft Plc, Knowledge Dynamics Pte. Ltd., Satyam Computer Services (Egypt) S.A.E. and Nitor Global Solutions Ltd. & indirect subsidiaries — Knowledge Dynamics Pvt. Ltd., Knowledge Dynamics USA Inc. and Citisoft Inc. The results also include special purpose entity — Satyam Associates Trust and the results of our jointly controlled entities — Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd.

4.	Statement showing reconciliation between net profit as per Indian GAAP consolidated and IFRS consolidated financials statements for the year ended March 31, 2008 is as follows:
US$ in millions

		Year ended	Year ended
		March 31, 2008	March 31, 2007
Sl. No.	Particulars	(audited)	(audited)
1	Profit as per Indian GAAP Consolidated Financial Statements	421.3	311.9
2	Stock based compensation	(2.6)	(12.0)
3	Others, net	3.1	(1.4)
4	Net income as per IFRS Financial Statements	421.8	298.5

Consolidated financial results as per US GAAP

				Growth	Three months	Growth	Year ended
		Three months ended		over three	ended	over three	31,	Year ended	Growth
		March 31,		months ended	December 31,	months ended	March	March 31,	over year
		(unaudited)		March 31,	(unaudited)	December	(unaudited)	(audited)	ended
		2008	2007	2007	2007	31, 2007	2008	2007	March 31, 2007
Sl. No.	Particulars	US$ million	US$ million	%	US$ million	%	US$ million	US$ million	%
1	Revenues	$613.3	$411.3	49.11	$562.9	8.95	$2,138.1	$1,461.4	46.30
2	Gross profit	234.1	147.0	59.25	202.4	15.66	778.9	523.8	48.70
3	Operating income	121.1	81.0	49.51	107.2	12.97	408.7	291.6	40.16
4	Operating income margin	19.75%	19.69%		19.04%		19.12%	19.95%
5	Income / (loss) before taxes, minority interest and equity in earnings / (losses) of associated companies	125.5	95.2	31.83	122.8	2.20	469.8	328.2	43.14
6	Net income	$112.3	$86.3	30.13	$109.7	2.37	$417.0	$298.4	39.75
7	EPADS — basic (US$)	0.34	0.26	30.77	0.33	3.03	1.25	0.91	37.36
8	EPADS — diluted (US$)	0.33	0.26	30.77	0.32	6.25	1.23	0.90	36.67
Notes:
1.	The above results have been approved by the Board of directors at its meeting held today.

2.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

3.	The results of business entities, which have been consolidated, with the results of Satyam include subsidiaries — Satyam BPO Ltd (formerly known as Nipuna Services Ltd.), Satyam Technologies Inc., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Computer Services (Nanjing) Co. Ltd., Citisoft Plc and its subsidiary, Knowledge Dynamics Pte. Ltd. and its subsidiaries and Satyam Computer Services (Egypt) S.A.E. and Nitor Global Solutions Ltd. The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd.

4.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

5.	Statement showing reconciliation between net profit as per Indian GAAP consolidated and US GAAP consolidated financial statements for the quarter and year ended March 31, 2008 is as follows:
US$ in millions

					Year ended	Year ended
		Three months ended (unaudited)			(unaudited)	(audited)
Sl. No.	Particulars	31-03-2008	31-03-2007	31-12-2007	31-03-2008	31-03-2007
1	Profit as per Indian GAAP Consolidated Financial Statements	$117.6	$89.4	$110.2	$421.3	$311.9
2	Stock-based compensation	(0.6)	(2.0)	(0.5)	(2.4)	(12.0)
3	Others, net	(4.7)	(1.1)	0.0	(1.9)	(1.5)
4	Total adjustments (2 to 3)	(5.3)	(3.1)	(0.5)	(4.3)	(13.5)
5	Net income as per US GAAP Financial Statements	$112.3	$86.3	$109.7	$417.0	$298.4

Standalone Audited financial results for the quarter and year ended March 31, 2008 as per Indian GAAP

									Growth
				Growth over		Growth over			over year
		Quarter ended		quarter	Quarter ended	quarter ended			ended
		March 31,		ended	December 31,	December	Year ended March 31,		March 31,
		2008	2007	March 31, 2007	2007	31, 2007	2008	2007	2007
Sl. No.	Particulars	Rs. in crores		%	Rs. in crores	%	Rs. in crores		%
1	Income from services
	— Exports	2,255.15	1,637.18	37.75	2,044.74	10.29	7,889.18	5,961.06	32.34
	— Domestic	64.23	71.85	(10.60)	65.84	(2.44)	248.10	267.41	(7.22)
	Total	2,319.38	1,709.03	35.71	2,110.58	9.89	8,137.28	6,228.47	30.65
2	Other income	18.46	69.37	(73.39)	68.69	(73.12)	257.20	181.61	41.62
3	Total income	2,337.84	1,778.40	31.46	2,179.27	7.28	8,394.48	6,410.08	30.96
4	Personnel expenses	1,408.84	1,036.07	35.98	1,326.28	6.22	5,045.54	3,706.04	36.14
5	Operating and administration expenses	365.05	265.77	37.35	315.58	15.67	1,263.20	993.31	27.17
6	Total expenditure	1,773.89	1,301.84	36.26	1,641.86	8.04	6,308.74	4,699.35	34.25
7	Profit before interest, depreciation /amortization and taxation (PBIDT)	563.95	476.56	18.34	537.41	4.94	2,085.74	1,710.73	21.92
8	PBIDT margin	24.12%	26.80%		24.66%		24.85%	26.69%
9	Operating profit (PBIDT without other income)	545.49	407.19	33.96	468.72	16.38	1,828.54	1,529.12	19.58
10	Operating profit margin	23.52%	23.83%		22.21%		22.47%	24.55%
11	Financial expenses	0.68	4.93	(86.21)	4.28	(84.11)	5.94	7.61	(21.94)
12	Depreciation/amortization	36.80	30.46	20.81	35.91	2.48	137.94	129.89	6.20
13	Profit before taxation [7-(11+12)]	526.47	441.17	19.33	497.22	5.88	1,941.86	1,573.23	23.43
14	Provision for taxation	58.02	43.66	32.89	56.22	3.20	226.12	150.00	50.75
15	Profit after taxation (PAT)	468.45	397.51	17.85	441.00	6.22	1,715.74	1,423.23	20.55
16	PAT to total income	20.04%	22.35%		20.24%		20.44%	22.20%
17	Paid-up equity share capital (par value of Rs.2 per share)	134.10	133.44	—	133.91	—	134.10	133.44	—
18	Reserves excluding revaluation reserves	7,221.71	5,648.07	—	6,,922.63	—	7,221.71	5,648.07	—
19	EPS — basic (Rs.) (on par value of Rs. 2 per share)	6.99	6.04	15.73	6.59	6.07	25.66	21.73	18.08
20	EPS — diluted (Rs.) (on par value of Rs. 2 per share)	6.84	5.89	16.13	6.44	6.21	25.12	21.25	18.21
21	Dividend per share (On par value of Rs. 2 per share)
	— Interim Dividend (Rs.)	—	—	—	—	—	1.00	1.00	—
	— Final Dividend (Rs.)	2.50	2.50	—	—	—	2.50	2.50	—
22	Public Shareholding
	— Number of shares	481,399,477	478,313,191	—	480,492,732	—	481,399,477	478,313,191	—
	— Percentage of shareholding	71.80	71.69	—	71.76	—	71.80	71.69	—

Segment Reporting:	Rs in crores

1	Segment revenue
	Information technology services	2,319.38	1,709.03	35.71	2,110.58	9.89	8,137.28	6,228.47	30.65
	Less: Inter segment revenue	—	—	—	—	—	—	—	—
	Net sales / Income from operations	2,319.38	1,709.03	35.71	2,110.58	9.89	8,137.28	6,228.47	30.65
2	Segment profit / (loss) before tax and interest
	Information technology services	508.69	376.72	35.03	432.81	17.53	1,690.60	1,399.23	20.82
	Less : Financial expenses	0.68	4.93	(86.21)	4.28	(84.11)	5.94	7.61	(21.94)
	Add: Other income	18.46	69.37	(73.39)	68.69	(73.13)	257.20	181.61	41.62
	Total profit before tax	526.47	441.16	19.34	497.22	5.88	1,941.86	1,573.23	23.43
3	Capital employed
	Information technology services	3,331.55	2,191.35	52.03	3,059.35	8.90	3,331.55	2,191.35	52.03
Notes:
1.	The results for the quarter and year ended March 31, 2008 have been taken on record by the Board of directors at its meeting held today.

2.	A final dividend of 125% (Rs 2.50 per share on par value of Rs. 2 per share) has been recommended at the Board meeting, subject to the approval of the shareholders. The total dividend recommended for the year is 175% (Rs. 3.50 per share on par value of Rs. 2 per share), including interim dividend of 50% (Re.1 per share on par value of Rs. 2 per share). The register of members and share transfer books will remain closed from August 21, 2008 to August 26, 2008 both days inclusive, for the purposes of AGM, to be held on August 26, 2008 and final dividend.

3.	The Board of directors approved the following proposals for the acquisition of:
i) S&V Management Consultants (“S&V”) a Belgium based SCM Strategy consulting firm for a total consideration of Rs. 141.50 crores (equivalent US$35.5 million) comprising of an up-front, deferred guaranteed and deferred retention payments. The acquisition will take place through a Company’s subsidiary.
ii) the Market research and Customer Analytics (MR&CA) operations from Caterpillar Inc., USA (CAT) including the related Intellectual Property. The proposed acquisition is for a consideration of Rs.239.16 crores (equivalent US$60 million) comprising of initial and deferred consideration.
4.	The total manpower strength as on March 31, 2008 stood at 45,969 Associates as against 44,847 Associates as on December 31, 2007 signifying an increase of 1,122 Associates. The number of technical Associates increased by 874 to close the quarter at 43,279 (42,405 Associates as on December 31, 2007).

5.	During the quarter ended March 31, 2008, the Company allotted 9,48,073 equity shares of Rs. 2 each, consequent to exercise of stock options by the associates.

6.	Details of investor complaints for the quarter ended March 31, 2008:

	Pending as on	During the quarter		Pending as on
Nature	01-01-2008	Received	Disposed off	31-03-2008
Dividends related	0	63	63	0
Others	0	12	12	0

Total	0	75	75	0

7.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

For and on behalf of the Board of directors

Place: Hyderabad Date: April 21, 2008	B. Rama Raju Managing Director
Safe Harbor :
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the fiscal quarter ended December 31, 2007 furnished to the United States Securities and Exchange Commission on January 28, 2008 and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at www.sec.gov.